SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)

023111206**
(CUSIP Number)

November 2, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 19 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        **There is no CUSIP number assigned to the Ordinary Shares of the Company (as defined below).  CUSIP number 023111206 has been assigned to the American Depositary Shares ("ADS") of the Company, which are quoted on The NASDAQ Global Market under the symbol "AMRN." Each ADS represents 1 Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023111206	13G	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS Ardsley Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,020,800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,020,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,020,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.22%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 023111206	13G	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS Ardsley Partners Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,384,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,384,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,384,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.76%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 023111206	13G	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS Ardsley Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 194,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 194,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.14%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 023111206	13G	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS Ardsley Partners Renewable Energy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 148,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 148,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.11%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 023111206	13G	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS Ardsley Renewable Energy Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 023111206	13G	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS Ardsley Advisory Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,810,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,810,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,810,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.28%
12	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 023111206	13G	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS Ardsley Partners I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,553,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,553,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,553,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.09%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 023111206	13G	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS Philip J. Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,195,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,195,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,195,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.30%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 023111206	13G	Page 10 of 19 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Amarin Corporation plc (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2 Pembroke House, Upper Pembroke Street 28-32, Dublin 2, Ireland.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Ardsley Partners Fund II, L.P., a Delaware limited partnership ("AP II"), with respect to the Ordinary Shares held as American depository shares, each representing one Ordinary Share, 50 pence par value per share ("American Depository Shares") directly owned by it;

(ii)	Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership ("Ardsley Institutional"), with respect to the Ordinary Shares held as American Depository Shares directly owned by it;

(iii)	Ardsley Offshore Fund, Ltd., a British Virgin Islands corporation ("Ardsley Offshore"), with respect to the Ordinary Shares held as American Depository Shares directly owned by it;

(iv)	Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Ardsley Energy"), with respect to the Ordinary Shares held as American Depository Shares directly owned by it;

(v)
Ardsley Renewable Energy Offshore Fund, Ltd., a British Virgin Islands Corporation ("Ardsley Energy Offshore"), with respect to the Ordinary Shares held as American Depository Shares directly owned by it;

(vi)
Ardsley Advisory Partners, a New York general partnership ("Ardsley") which serves as Investment Manager of Ardsley Offshore and Ardsley Energy Offshore and as Investment Adviser of AP II, Ardsley Institutional, Ardsley Energy and a certain managed account, with respect to the Ordinary Shares held as American Depository Shares directly owned by Ardsley Offshore, Ardsley Energy Offshore, AP II, Ardsley Institutional, Ardsley Energy and a certain managed account;

(vii)
Ardsley Partners I, a New York general partnership ("Ardsley Partners") which serves as General Partner of AP II, Ardsley Institutional and Ardsley Energy with respect to the Ordinary Shares held as American Depository Shares directly owned by AP II, Ardsley Institutional and Ardsley Energy; and

(viii)
Philip J. Hempleman ("Mr. Hempleman"), the Managing Partner of Ardsley and Ardsley Partners, with respect to the Ordinary Shares held as American Depository Shares owned by AP II, Ardsley Institutional, Ardsley Energy, Ardsley Offshore, Ardsley Energy Offshore and the managed account and with respect to the Ordinary Shares held as American Depository Shares owned by certain accounts managed by him directly.

CUSIP No. 023111206	13G	Page 11 of 19 Pages

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The signing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons, with the exception of Ardsley Offshore and Ardsley Energy Offshore is 262 Harbor Drive, Stamford, Connecticut 06902.

The address of the registered office of Ardsley Offshore and Ardsley Energy Offshore is Romasco Place, Wickhams Cay 1, Road Town Tortola, British Virgin Islands.

Item 2(c).	CITIZENSHIP:

AP II, Ardsley Institutional and Ardsley Energy are Delaware limited partnerships.  Ardsley Offshore and Ardsley Energy Offshore are British Virgin Islands corporations.  Ardsley and Ardsley Partners are New York general partnerships.  Mr. Hempleman is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, 50 pence par value per share (the "Ordinary Shares").

Item 2(e).	CUSIP NUMBER:

023111206**

________________________________

**There is no CUSIP number assigned to the Ordinary Shares of the Company.  CUSIP number 023111206 has been assigned to the American Depositary Shares ("ADS") of the Company, which are quoted on The NASDAQ Global Market under the symbol "AMRN." Each ADS represents 1 Ordinary Share.

CUSIP No. 023111206	13G	Page 12 of 19 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 023111206	13G	Page 13 of 19 Pages

Item 4.	OWNERSHIP.

A.	Ardsley Partners Fund II, L.P.
	(a)	Amount beneficially owned: 3,020,800
(b)
Percent of class: 2.22%.   (The percentages used herein and in the rest of Item 4 are calculated based upon the 135,502,062 Ordinary Shares outstanding as American Depository Shares, each representing one Ordinary Share, 50 pence par value per share, and 315,480 Ordinary Shares outstanding as per the Company’s Form 10-Q as of November 3, 2011, as filed with the Securities and Exchange Commission on November 8, 2011.)

	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 3,020,800
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 3,020,800

B.	Ardsley Partners Institutional Fund, L.P.
	(a)	Amount beneficially owned: 2,384,500
	(b)	Percent of class: 1.76%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 2,384,500
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 2,384,500

C.	Ardsley Offshore Fund, Ltd.
	(a)	Amount beneficially owned: 194,700
	(b)	Percent of class: 0.14%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 194,700
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 194,700

D.	Ardsley Partners Renewable Energy Fund, L.P.
	(a)	Amount beneficially owned: 148,600
	(b)	Percent of class: 0.11%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 148,600
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 148,600

E.	Ardsley Renewable Energy Offshore Fund, Ltd.
	(a)	Amount beneficially owned: 10,700
	(b)	Percent of class: 0.01%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 10,700
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 10,700

CUSIP No. 023111206	13G	Page 14 of 19 Pages

F.	Ardsley Advisory Partners
	(a)	Amount beneficially owned: 5,810,000
	(b)	Percent of class: 4.28%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,810,000
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 5,810,000

G.	Ardsley Partners I
	(a)	Amount beneficially owned: 5,553,900
	(b)	Percent of class: 4.09%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,553,900
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 5,553,900

H.	Philip J. Hempleman
	(a)	Amount beneficially owned: 7,195,000
	(b)	Percent of class: 5.30%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 7,195,000
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 7,195,000

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Ardsley, the Investment Manager of Ardsley Offshore, Ardsley Energy Offshore and the Investment Adviser of a certain managed account, has the power to vote and direct the disposition of the proceeds from the sale of the Ordinary Shares held as American Depository Shares owned by Ardsley Offshore, Ardsley Energy Offshore and the certain managed account and accordingly may be deemed the direct "beneficial owner" of such Ordinary Shares.

Ardsley, the Investment Adviser of AP II, Ardsley Institutional and Ardsley Energy shares the power to vote and direct the disposition of the proceeds from the sale of the Ordinary Shares held as American Depository Shares owned by AP II, Ardsley Institutional and Ardsley Energy and, accordingly, may be deemed the direct "beneficial owner" of such Ordinary Shares.

Ardsley Partners, the General Partner of AP II, Ardsley Institutional and Ardsley Energy, shares the power to vote and direct the disposition of the Ordinary Shares held as American Depository Shares owned by AP II, Ardsley Institutional and Ardsley Energy and, accordingly, may be deemed the direct "beneficial owner" of such Ordinary Shares.

CUSIP No. 023111206	13G	Page 15 of 19 Pages

Mr. Hempleman is the Managing Partner of Ardsley and Ardsley Partners and in that capacity directs their operations and therefore may be deemed to be the indirect "beneficial owner" of the Ordinary Shares owned by Ardsley Offshore, Ardsley Energy Offshore, AP II, Ardsley Institutional, Ardsley Energy and the certain managed account.   Mr. Hempleman disclaims beneficial ownership of all of the Ordinary Shares reported in this 13G.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 023111206	13G	Page 16 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of November 14, 2011

ARDSLEY PARTNERS FUND II, L.P.

BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

By:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.

BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

By:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

By:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

By:	/s/ Steve Napoli
Steve Napoli
General Partner

CUSIP No. 023111206	13G	Page 17 of 19 Pages

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

	By:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY ADVISORY PARTNERS

	By:	/s/ Steve Napoli
Steve Napoli
Partner

ARDSLEY PARTNERS I

	By:	/s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

	By:	/s/ Steve Napoli*
Steve Napoli
As attorney in fact for Philip J. Hempleman

*	Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006
(Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

CUSIP No. 023111206	13G	Page 18 of 19 Pages

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.   The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of November 14, 2011

ARDSLEY PARTNERS FUND II, L.P.

BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

By:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.

BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

By:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

By:	/s/ Steve Napoli
Steve Napoli
General Partner

CUSIP No. 023111206	13G	Page 19 of 19 Pages

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

By:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

	By:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY ADVISORY PARTNERS

	By:	/s/ Steve Napoli
Steve Napoli
Partner

ARDSLEY PARTNERS I

	By:	/s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

	By:	/s/ Steve Napoli*
Steve Napoli
As attorney in fact for Philip J. Hempleman

*	Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006
(Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.